Filed Pursuant to Rule 424(b)(3)

Registration No. 333-132911

Subject to Completion

Preliminary Pricing Supplement dated February 29, 2008

PRICING SUPPLEMENT (To MTN prospectus supplement, general prospectus supplement and prospectus each dated March 31, 2006) Pricing Supplement Number:

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

100% Principal Protected Inflation-Linked Notes

Linked to the Change in Value of the

Consumer Price Index due March     , 2013

(the “Notes”)

$1,000 principal amount per unit

The Notes:

•

The Notes are designed for investors who wish to receive current income in the form of monthly interest at a fixed rate of 4.00% during the first twelve months, and in subsequent months at a floating rate determined by the annual change in the value of the Consumer Price Index as described below.

•	The Notes will have 100% principal protection on the maturity date.

•	For any month for which interest shall be payable on the Notes, we will pay such interest on the day of each month beginning in April 2008.

•	During the first twelve monthly interest periods, to but not including March , 2009, interest on the $1,000 principal amount per unit of the Notes will accrue at 4.00% per annum.

•

During each subsequent monthly interest period beginning on March     , 2009, interest on the $1,000 principal amount per unit of the Notes will be reset on the      day of each month and will accrue at a rate per annum that will equal the percentage increase of the Consumer Price Index from the fifteenth calendar month prior to but not including the month in which the interest rate is reset to the third calendar month prior to but not including such month minus 1.50%, multiplied by a leverage factor that will equal a value between 2.25 and 3.25. If the Consumer Price Index has not increased by greater than 1.50% during the twelve month period applicable to any date on which the interest rate will be reset, no interest would accrue on the Notes during the related monthly interest accrual period. In no event will interest accrue on the Notes at a rate of less than 0.00%. The actual leverage factor will be determined on the pricing date and set forth in the final pricing supplement made available in connection with sales of the Notes.

•	The Notes will not be listed on any securities exchange.

•	The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc., will be part of a series entitled “Medium-Term Notes, Series C”. The Notes will have the CUSIP No.: .

•	The settlement date for the Notes is expected to be March , 2008.*

Payment on the maturity date:

•	For each $1,000 principal amount per unit of your Notes, we will pay you on the maturity date an amount equal to the principal amount per unit, plus any accrued and unpaid interest.

Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information.

Investing in the Notes involves risks that are described in the “ Risk Factors” section beginning on page PS-6 of this pricing supplement and on page S-3 of the accompanying MTN prospectus supplement.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate, First Republic Securities Company, LLC, is acting in its capacity as a principal.

	Per Unit	Total
Public offering price	$1,000	$
Underwriting discount	$15	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc. .	$985	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

*	Depending on the date the Notes are priced for initial sale to the public, which may be in March or April, the settlement date, the first Interest Reset Date (as defined herein) and the maturity date may occur in March or April, and the first Interest Payment Date (as defined herein) may occur in April or May.

Merrill Lynch & Co.

The date of this pricing supplement is March     , 2008.

Pricing Supplement

SUMMARY INFORMATION—Q&A	PS-3
RISK FACTORS	PS-6
DESCRIPTION OF THE NOTES	PS-9
CONSUMER PRICE INDEX	PS-11
UNITED STATES FEDERAL INCOME TAXATION	PS-12
ERISA CONSIDERATIONS	PS-16
USE OF PROCEEDS AND HEDGING	PS-17
SUPPLEMENTAL PLAN OF DISTRIBUTION	PS-17
EXPERTS	PS-17
INDEX OF CERTAIN DEFINED TERMS	PS-18
Medium-Term Notes, Series C Prospectus Supplement (the “MTN prospectus supplement”)

RISK FACTORS	S-3
DESCRIPTION OF THE NOTES	S-4
UNITED STATES FEDERAL INCOME TAXATION	S-22
PLAN OF DISTRIBUTION	S-29
VALIDITY OF THE NOTES	S-30
Debt Securities, Warrants, Preferred Stock, Depositary Shares and Common Stock Prospectus Supplement (the “general prospectus supplement”)

MERRILL LYNCH & CO., INC	S-3
USE OF PROCEEDS	S-3
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	S-4
THE SECURITIES	S-4
DESCRIPTION OF DEBT SECURITIES	S-5
DESCRIPTION OF DEBT WARRANTS	S-16
DESCRIPTION OF CURRENCY WARRANTS	S-18
DESCRIPTION OF INDEX WARRANTS	S-20
DESCRIPTION OF PREFERRED STOCK	S-25
DESCRIPTION OF DEPOSITARY SHARES	S-32
DESCRIPTION OF PREFERRED STOCK WARRANTS	S-36
DESCRIPTION OF COMMON STOCK	S-38
DESCRIPTION OF COMMON STOCK WARRANTS	S-42
PLAN OF DISTRIBUTION	S-44
WHERE YOU CAN FIND MORE INFORMATION	S-45
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	S-46
EXPERTS	S-46
Prospectus

WHERE YOU CAN FIND MORE INFORMATION	2
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	2
EXPERTS	2

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to help you understand the 100% Principal Protected Inflation-Linked Notes Linked to the Change in Value of the Consumer Price Index due March     , 2013 (the “Notes“). You should carefully read this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to fully understand the terms of the Notes and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” section of this pricing supplement and the accompanying MTN prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be a series of senior debt securities issued by ML&Co. entitled “Medium-Term Notes, Series C” and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes are expected to mature in March 2013. Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be in March or April, the settlement date, the first Interest Reset date (as defined below) and the maturity date may occur in March or April, and the first Interest Payment date (as defined below) may occur in April or May. Any references in this pricing supplement to the month in which the Pricing Date, settlement date, first Interest Payment Date, first Interest Reset Date and maturity date will occur is subject to change as specified above.

Each unit will represent a single Note with a $1,000 principal amount. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to certain risks. Please refer to the section entitled “Risk Factors” in this pricing supplement and the accompanying MTN prospectus supplement.

What will I receive on the maturity date of the Notes?

On the maturity date, for each unit of Notes that you own, you will be entitled to receive a cash amount equal to $1,000 plus any accrued and unpaid interest.

Will I receive interest payments on the Notes?

Interest will accrue on the Notes from and including the original date of issuance of the Notes, for the initial monthly interest period, or from the most recent Interest Payment Date to but excluding the next succeeding Interest Payment Date. After the first Interest Reset Date, no interest would accrue during any monthly interest accrual period in which the related Floating Interest Rate Basis is not greater than zero.

From and including March     , 2008 to but excluding March     , 2009, interest on the Notes will accrue at 4.00% per annum (the “Initial Interest Rate”).

During each subsequent monthly interest period which begins on and includes the first Interest Reset Date, interest on the Notes, if any, will accrue at a rate per annum by reference to the “Floating Interest Rate Basis” calculated as follows:

[	(	CPI(t) – CPI(t-12))	× 100%	)	– 1.50%	]	× Leverage Factor
CPI(t-12)

but will not be less than 0.00%,

where:

CPI(t) equals the value of the Consumer Price Index for the third calendar month prior to but not including the month in which the applicable Interest Reset Date occurs, and

CPI(t-12) equals the value of the Consumer Price Index for the fifteenth calendar month prior to but not including the month in which the applicable Interest Reset Date occurs.

The “Leverage Factor” for the Notes will equal a value between 2.25 and 3.25. The actual Leverage Factor will be determined on the Pricing Date and set forth in the final pricing supplement made available in connection with sales of the Notes.

“Interest Reset Dates” for the Notes will be on the     day of each month, commencing March     , 2009. The first Interest Reset Date will be twelve months from the original date of issuance of the Notes.

“Interest Payment Dates” for the Notes will be the     day of each month, commencing in April     , 2008 and will include the maturity date. If any Interest Payment Date falls on a day that is not a Business Day, payment will be made on the immediately succeeding Business Day and no interest will accrue as a result of the delayed payment.

“Business Day” means any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

Each monthly interest period (other than the initial monthly interest period from and including the original date of issuance of the Notes to but excluding April     , 2008) will commence on, and will include, an Interest Payment Date, and will extend to, but will exclude, the next succeeding Interest Payment Date.

How has the Consumer Price Index performed historically?

We have included a table showing the historical monthly values of the Consumer Price Index from January 2003 through January 2008, in the section entitled “Consumer Price Index”. We have provided this historical information to help you evaluate the behavior of the Consumer Price Index in various economic environments; however, past behavior of the Consumer Price Index is not necessarily indicative of how the Consumer Price Index will perform in the future.

What about taxes?

Each year, you will be required to pay taxes on ordinary income from the Notes over their term based upon an estimated yield for the Notes. We have determined this estimated yield, in accordance with regulations issued by the U.S. Treasury Department, solely in order for you to calculate the amount of taxes that you will owe each year as a result of owning a Note. This estimated yield is neither a prediction nor a guarantee of what the actual yield on the Notes will be. We have determined that this estimated yield will equal     % per annum, compounded monthly. For further information, see “United States Federal Income Taxation” in this pricing supplement.

Will the Notes be listed on a stock exchange?

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes upon any sale prior to the maturity date. You should review the section entitled “Risk Factors— In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date” in this pricing supplement.

What price can I expect to receive if I sell the Notes prior to the stated maturity date?

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the Notes.

If you sell your Notes prior to the stated maturity date, you will receive a price determined by market conditions for the Notes. This price may be influenced by many factors, such as changes in market expectations with respect to future rates of inflation and the volatility of interest rates. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, and compensation for developing and hedging the product. Depending on the impact of these factors, you could receive less, and possibly significantly less than the original public offering price per unit of your Notes if sold before the stated maturity date.

In a situation where there had been no movement in the rate of inflation and no changes in the market conditions or any other relevant factors from those existing on the date of this pricing supplement, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be lower than the principal amount per unit. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers for your Notes in the secondary market are unlikely to consider these factors.

What is the role of MLPF&S?

MLPF&S, our subsidiary, is the underwriter for the offering and sale of the Notes.

After the initial offering, MLPF&S currently intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

What is the role of Merrill Lynch Capital Services, Inc.?

Merrill Lynch Capital Services, Inc. (“MLCS”) will be our agent for purposes of calculating, among other things, the interest payable on the Notes (in such capacity, the “Calculation Agent”). Under certain circumstances, these duties could result in a conflict of interest between MLCS as our subsidiary and its responsibilities as Calculation Agent.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying general prospectus supplement. You should also read the other documents we have filed with the SEC, which you can find by referring to the sections entitled “Where You Can Find More Information” and “Incorporation of Information We File with the SEC” in the accompanying general prospectus supplement and prospectus.

RISK FACTORS

Your investment in the Notes involves certain risks. In consultation with your own financial and legal advisers, you should carefully consider, among other matters, the following discussion of risks, as well as the risk described in the accompanying MTN prospectus supplement, before deciding whether an investment in the Notes is suitable for you.

Structure risks of Notes indexed to the Consumer Price Index

The interest payable on the Notes, except for the period from the original date of issuance of the Notes to but excluding the first Interest Reset Date, is indexed to the performance of the Consumer Price Index over successive twelve month periods. As a result, the possibility exists that during the time the Floating Interest Rate Basis is in effect you could receive little or no interest on a given Interest Payment Date or on all such dates. The Consumer Price Index is likely to increase only slightly or decrease during periods of deflation or little or no inflation. If the Consumer Price Index does not increase by more than 1.50% during the twelve month period applicable to a given Interest Reset Date, you will receive no interest payment on the corresponding Interest Payment Date. We have no control over a number of matters, including economic, financial and political events, that are important in determining the existence, magnitude and longevity of such events and their results.

Your yield may be lower than the yield on a standard debt security of comparable maturity

The yield that you will receive on your Notes may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

The Initial Interest Rate may not be indicative of the rate you will receive after the first Interest Reset Date

The interest payable on the Notes until the first Interest Reset Date will be 4.00% per annum. This fixed rate may be higher than the interest rate that will be applicable when the Floating Interest Rate Basis is in effect. The interest rates determined on the Floating Interest Rate Basis could be 0.00%.

Although the interest rate that would be applicable if the Floating Interest Rate Basis were set on February 15, 2008 is higher than the Initial Interest Rate, this rate would have varied significantly in recent years and would, during this period, often have been below the Initial Interest Rate

The interest rate that would be applicable if the Floating Interest Rate Basis were set on February 15, 2008 (assuming the mid-point in the range for the Leverage Factor) would be 7.75% per annum. (See the calculation below under “Consumer Price Index”.) This interest rate would be higher than the Initial Interest Rate of 4.00% per annum. However, if the Floating Interest Rate Basis had been calculated using month end values from January 2004 to December 2007 (using the same Leverage Factor), that interest rate would have been below 4.00% during 22 of the 48 months. And past movements of the Consumer Price Index are not necessarily indicative of its future movements.

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although MLPF&S, our affiliate, has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. In addition, while we describe in this pricing supplement how you can calculate the interest rate on the Notes after the first Interest Reset Date from publicly available information, we will not publish such rate over the term of the Notes and this may limit the trading market for the Notes. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the securities. If MLPF&S makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, including compensation for developing and hedging the product. This quoted price could be higher or lower than the principal amount. Furthermore, there is no assurance that MLPF&S or any other party will be willing to buy the Notes. MLPF&S is not obligated to make a market in the Notes.

Assuming the rate of return on the Notes is constant over the term of the Notes and there is no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the principal amount. This is due to, among other things, the fact that the principal amount included, and secondary market prices are likely to exclude, underwriting discount paid with respect to, and the developing and hedging costs associated with, the Notes.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

Changes in market expectations with respect to future rates of inflation are expected to affect the trading value of the Notes. We expect that market expectations with respect to future rates of inflation will have a significant effect on the trading value of the Notes. Expectations that the rate of inflation will increase, or will remain at a relatively high level, may be expected to increase the trading value of the Notes. Expectations that the rate of inflation will decrease, or will remain at a relatively low level, may be expected to decrease the trading value of the Notes.

Changes in the volatility of interest rates are expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of interest rates increases or decreases, the trading value of the Notes may be adversely affected.

Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase, if any, in the level of the Consumer Price Index over the term of the Notes, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Potential conflicts of interest could arise

Our subsidiary Merrill Lynch Capital Services, Inc. is our agent for the purposes of calculating the interest payable on each Interest Payment Date. Under certain circumstances, Merrill Lynch Capital Services, Inc. as our subsidiary and its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of the Consumer Price Index. Merrill Lynch Capital Services, Inc. is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, because we control Merrill Lynch Capital Services, Inc., potential conflicts of interest could arise.

We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the interest on each Interest Payment Date and principal due on the maturity date on the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as a series of senior unsecured debt securities entitled “Medium-Term Notes, Series C” which is more fully described in the MTN prospectus supplement, under the 1983 Indenture, which is more fully described in the accompanying general prospectus supplement. The Bank of New York has succeeded JPMorgan Chase Bank, N.A. as trustee under such indenture. The Notes will mature on March     , 2013. Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is                     .

ML&Co. will issue the Notes in denominations of whole units each with a $1,000 principal amount per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

The Notes will not have the benefit of any sinking fund.

Payment on the Maturity Date

On the maturity date, for each unit of Notes that you own, you will be entitled to receive a cash amount equal to $1,000, plus any accrued and unpaid interest per unit.

Interest

We will pay accrued interest, if any, in cash in arrears on each Interest Payment Date commencing with the first Interest Payment Date next succeeding the original date of issuance of the Notes to and including the maturity date. Interest will accrue on the Notes from and including the original date of issuance of the Notes, for the initial monthly interest period, or from the most recent Interest Payment Date to but excluding the next succeeding Interest Payment Date. After the first Interest Reset Date, no interest would accrue during any monthly interest accrual period in which the related Floating Interest Rate Basis is not greater than zero.

From and including March     , 2008 to but excluding March     , 2009, interest on the Notes will accrue at 4.00% per annum (the “Initial Interest Rate”).

During each subsequent monthly interest period which begins on and including the first Interest Reset Date, interest on the Notes will accrue at a rate per annum by reference to the “Floating Interest Rate Basis” calculated as follows:

[	(	CPI(t)–CPI(t-12)	× 100%	)	– 1.50%	]	× Leverage Factor
CPI(t-12)

but will not be less than 0.00%,

where:

CPI(t) equals the value of the Consumer Price Index for the third calendar month prior to but not including the month in which the applicable Interest Reset Date occurs, and

CPI(t-12) equals the value of the Consumer Price Index for the fifteenth calendar month prior to but not including the month in which the applicable Interest Reset Date occurs.

The “Leverage Factor” for the Notes will equal a value between 2.25 and 3.25. The actual Leverage Factor will be determined on the date the Notes are priced for initial sale to the public (the “Pricing Date”) and set forth in the final pricing supplement made available in connection with sales of the Notes.

“Interest Reset Dates” for the Notes will be on the day of each month, commencing March     , 2009. The first Interest Reset Date will be twelve months from the original date of issuance of the Notes.

“Interest Payment Dates” for the Notes will be the     day of each month, commencing in April     , 2008 and will include the maturity date. If any Interest Payment Date falls on a day that is not a Business Day, payment will be made on the immediately succeeding Business Day and no interest will accrue as a result of the delayed payment.

“Business Day” means any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

Each monthly interest period (other than the initial monthly interest period from and including the original date of issuance of the Notes to but excluding April     , 2008) will commence on, and will include, an Interest Payment Date, and will extend to, but will exclude, the next succeeding Interest Payment Date.

We will pay this interest to the persons in whose names the Notes are registered on the fifteenth calendar day (whether or not a Business Day) immediately preceding each Interest Payment Date. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months.

If the relevant values for the Consumer Price Index are not available on Bloomberg page CPURNSA or on any successor page or successor service on or before any Interest Reset Date, such value will be determined in the sole discretion of the Calculation Agent.

All determinations made by the Calculation Agent, absent a determination of manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of Notes upon any acceleration permitted by the Notes, with respect to each unit of Notes, will be equal to an amount as described under “—Payment on the Maturity Date” above, calculated as though the date of default were the maturity date for the Notes.

In case of default in payment of the Notes, whether on the stated maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the then current Federal Funds Rate, reset daily, as determined by reference to Reuters page FEDFUNDS1 under the heading “EFFECT”, to the extent that payment of such interest shall be legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for. “Reuters page FEDFUNDS1” means such page or any successor page, or page on a successor service, displaying such rate. If the Federal Funds Rate cannot be determined by reference to Reuters page FEDFUNDS1, such rate will be determined in accordance with the procedures set forth in the accompanying MTN prospectus supplement relating to the determination of the Federal Funds Rate in the event of the unavailability of Moneyline Telerate page 120 (the predecessor of Reuters page FEDFUNDS1).

CONSUMER PRICE INDEX

After the first twelve monthly interest periods, the amount of interest payable on the Notes will be linked to changes in the Consumer Price Index. The “Consumer Price Index” for purposes of the Notes is the nonseasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, published monthly by the Bureau of Labor Statistics of the U.S. Department of Labor. The Consumer Price Index is expressed in relative terms in relation to the 1982-1984 time base reference period for which the level of Consumer Price Index was set at 100. The Consumer Price Index for any given month is published during the following month.

The Consumer Price Index is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors and dentists services, and drugs. In calculating the Consumer Price Index, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the Bureau of Labor Statistics to take into account changes in consumer expenditure patterns.

The value of the Consumer Price Index for any given month will be the value reported on Bloomberg page CPURNSA or any successor service or successor page thereto. If the relevant values for the Consumer Price Index are not available on Bloomberg page CPURNSA or on a successor page or successor service on or before any Interest Reset Date, such value will be determined in the sole discretion of the Calculation Agent.

The following table sets forth the value of the Consumer Price Index from January 2003 to January 2008, as reported by the Bureau of Labor Statistics and reported on Bloomberg page CPURNSA. This historical data is presented for informational purposes only. Past movements of the Consumer Price Index are not necessarily indicative of future values.

	2003	2004	2005	2006	2007	2008
January	181.7	185.2	190.7	198.3	202.4	211.08
February	183.1	186.2	191.8	198.7	203.5
March	184.2	187.4	193.3	199.8	205.4
April	183.8	188.0	194.6	201.5	206.7
May	183.5	189.1	194.4	202.5	207.9
June	183.7	189.7	194.5	202.9	208.4
July	183.9	189.4	195.4	203.5	208.3
August	184.6	189.5	196.4	203.9	208.0
September	185.2	189.9	198.8	202.9	208.5
October	185.5	190.9	199.2	201.8	208.9
November	184.5	191.0	197.6	201.5	210.2
December	184.3	190.3	196.8	201.8	210.0

The following graph sets forth the historical performance of the Consumer Price Index in the period from January 2003 to January 2008. Past performance of the Consumer Price Index is not necessarily indicative of the future performance of the Consumer Price Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Consumer Price Index during any period set forth below is not an indication that the Consumer Price Index is more or less likely to increase or decrease at any time over the term of the Notes.

To illustrate the Floating Interest Rate Basis applicable to the Notes, assuming February 15, 2008 were an Interest Reset Date, based on the historical information presented in the table above, the per annum interest rate applicable to the Notes until the next Interest Reset Date would have been 7.75%, calculated as follows, assuming a Leverage Factor of 2.75 (the midpoint in the range between 2.25 and 3.25):

[	(210.2–201.5	× 100%	)	– 1.50%	]	× 2.75 = 7.75%.
201.5

In accordance with the formula used in determining the Floating Interest Rate Basis, the November 2007 and November 2006 values of the Consumer Price Index were used in calculating the above example.

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin LLP, tax counsel to ML&Co., as to certain United States federal income tax consequences of the purchase, ownership and disposition of the Notes. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled “United States Federal Income Taxation” that is contained in the accompanying MTN prospectus supplement and supersedes that discussion to the extent that it contains information that is inconsistent with that which is contained in the accompanying MTN prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities or persons holding Notes in a tax-deferred or tax-advantaged account (except to the extent specifically discussed below), persons whose functional currency is not the United States dollar, persons subject to the alternative minimum tax, entities that are classified as partnerships, or persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted in this pricing supplement). The following discussion also assumes that the issue price of the Notes, as determined for United States federal income tax purposes, equals the principal amount thereof. If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used in this pricing supplement, the term “U.S. Holder” means a beneficial owner of a Note that is for United States federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation (or other entity treated as a corporation) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is subject to United States federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (e) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

U.S. Holders

We have received an opinion from our counsel, Sidley Austin LLP, that the Notes will be treated as indebtedness for United States federal income tax purposes and that the Notes will be subject to the special regulations issued by the U.S. Treasury Department governing contingent payment debt instruments (the “CPDI Regulations”). Moreover, pursuant to the terms of the Notes, we and you will agree, for United States federal income tax purposes, to treat the Notes as debt instruments that are subject to the CPDI Regulations. Pursuant to the CPDI Regulations, U.S. Holders of the Notes will be required to accrue interest income on the Notes, in the amounts described below, regardless of whether the U.S. Holder uses the cash or accrual method of tax accounting.

The CPDI Regulations provide that a U.S. Holder must accrue an amount of ordinary interest income, as original issue discount for United States federal income tax purposes, for each accrual period occurring prior to and including the Stated Maturity Date of the Notes that equals:

(1)	the product of (i) the adjusted issue price (as defined below) of the Notes as of the beginning of the accrual period; and (ii) the comparable yield to maturity (as defined below) of the Notes, adjusted for the length of the accrual period;

(2)	divided by the number of days in the accrual period; and

(3)	multiplied by the number of days during the accrual period that the U.S. Holder held the Notes.

A Note’s issue price is the first price to the public at which a substantial amount of the Notes are sold, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a Note is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the amount of any projected payments, as defined below, previously scheduled to have been made with respect to the Notes.

The CPDI Regulations require that we provide to U.S. Holders, solely for United States federal income tax purposes, a schedule of the projected amounts of payments, which we refer to as projected payments, on the Notes. This schedule must produce the comparable yield. Solely for purposes of applying the CPDI Regulations to the Notes, ML&Co. has determined that the projected payments for the Notes consist of (i) monthly fixed payments of interest calculated by reference to the Initial Interest Rate on each Interest Payment Date up to, and including February     , 2009, (ii) estimates of the monthly floating payments of interest calculated by reference to the Floating Interest Rate Basis on each Interest Payment Date occurring after February     , 2009, and (iii) a payment on the Stated Maturity Date of the principal amount thereof. In addition, ML&Co. has determined that the comparable yield for the Notes is     %, compounded monthly. U.S. Holders may obtain the projected payment schedule by submitting a written request for such information to Merrill Lynch & Co., Inc., Corporate Secretary’s Office, 222 Broadway, 17th Floor, New York, New York 10038 or to corporatesecretary@exchange.ml.com.

For United States federal income tax purposes, a U.S. Holder must use the comparable yield and the schedule of projected payments in determining its interest accruals, and the adjustments thereto described below, in respect of the Notes, unless a U.S. Holder timely discloses and justifies the use of other estimates to the Internal Revenue Service. A U.S. Holder that determines its own comparable yield or schedule of projected payments must also establish that our comparable yield or schedule of projected payments is unreasonable.

The comparable yield and the schedule of projected payments are not determined for any purpose other than for the determination of a U.S. Holder’s interest accruals and adjustments thereof in respect of the Notes for United States federal income tax purposes and do not constitute a projection or representation regarding the actual amounts payable on the Notes.

Amounts treated as interest under the CPDI Regulations are treated as original issue discount for all purposes of the Internal Revenue Code of 1986, as amended (the “Code”).

Adjustments to Interest Accruals on the Notes

If, during any taxable year, a U.S. Holder receives actual payments with respect to the Notes for that taxable year that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a “net positive adjustment” under the CPDI Regulations equal to the amount of that excess. The U.S. Holder will treat a “net positive adjustment” as additional interest income for the taxable year.

If a U.S. Holder receives in a taxable year actual payments with respect to the Notes for that taxable year that in the aggregate were less than the amount of projected payments for that taxable year, the U.S. Holder will incur a “net negative adjustment” under the CPDI Regulations equal to the amount of such deficit. This adjustment will (a) reduce the U.S. Holder’s interest income on the Notes for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the U.S. Holder’s interest income on the Notes during prior taxable years, reduced to the extent that interest was offset by prior net negative adjustments.

Sale or Exchange of the Notes

Generally, the sale or exchange of a Note will result in taxable gain or loss to a U.S. Holder. The amount of gain or loss on a taxable sale or exchange will be equal to the difference between (a) the amount realized by the U.S. Holder on that sale or exchange and (b) the U.S. Holder’s adjusted tax basis in the Note. A U.S. Holder’s adjusted tax basis in a Note on any date will generally be equal to the U.S. Holder’s original purchase price for the Note, increased by any interest income previously accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above), and decreased by the amount of any projected payments (as defined above) previously made to the U.S. Holder through that date. Gain recognized upon a sale or exchange of a Note will generally be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss (which will be long-term if the Note is held for more than one year as of the date of the disposition). The deductibility of net capital losses by individuals and corporations is subject to limitations.

Prospective investors should also consult the summary describing the principal U.S. federal income tax consequences of the purchase, ownership and disposition of the Notes contained in the section entitled “United States Federal Income Taxation” in the accompanying MTN prospectus supplement.

Unrelated Business Taxable Income

Section 511 of the Code, generally imposes a tax, at regular corporate or trust income tax rates, on the “unrelated business taxable income” of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. In general, if the Notes are held for investment purposes, the amount of income or gain realized with respect to the Notes will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the U.S. federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

A non-U.S. Holder will not be subject to United States federal income taxes on payments of principal, premium (if any) or interest (including original issue discount) on a Note, unless the non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in Section 881(c)(3)(A) of the Code. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the “Withholding Agent”) must have received a statement that (a) is signed by the beneficial owner of the Note under penalties of perjury, (b) certifies that the owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, an IRS Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

Under current law, a Note will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of the individual’s death, payments in respect of that Note would have been effectively connected with the conduct by the individual of a trade or business in the United States.

Backup withholding

Backup withholding at the applicable statutory rate of United States federal income tax may apply to payments made in respect of the Notes to registered owners who are not “exempt recipients” and who fail to provide certain identifying information (such as the registered owner’s taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

In addition, upon the sale of a Note to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that the seller is a non-U.S. Holder (and certain other conditions are met). This type of sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner’s non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner’s United States federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the securities are acquired by or with the assets of a Plan with respect to which MLPF&S or any of its affiliates is a party in interest, unless the securities are acquired pursuant to an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding or disposition of the securities. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under new Section 408(b)(17) of ERISA and new Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with plan assets of any Plan or with any assets of a governmental, church or foreign plan that is subject to any federal, state, local or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church or foreign plan, any substantially similar federal, state, local or foreign law).

Under ERISA, assets of a Plan may include assets held in the general account of an insurance company which has issued an insurance policy to such plan or assets of an entity in which the Plan has invested. Accordingly, insurance company general accounts that include assets of a Plan must ensure that one of the foregoing exemptions is available. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the Service Provider Exemption.

Purchasers of the securities have exclusive responsibility for ensuring that their purchase, holding and disposition of the securities do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying general prospectus supplement and to hedge market risks of ML&Co. associated with its obligations in connection with the Notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering price set forth on the cover page of this pricing supplement. After the initial public offering, the public offering price may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

MLPF&S and First Republic Securities Company, LLC, each a broker-dealer subsidiary of ML&Co., are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in the distribution of the Notes. Accordingly, offerings of the Notes will conform to the requirements of NASD Rule 2720.

MLPF&S and First Republic Securities Company, LLC may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes. MLPF&S and First Republic Securities Company, LLC may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

EXPERTS

The consolidated financial statements incorporated by reference in this pricing supplement from Merrill Lynch & Co., Inc.’s and subsidiaries (“Merrill Lynch”) Annual Report on Form 10-K for the year ended December 28, 2007 and the effectiveness of Merrill Lynch’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, incorporated herein by reference (which reports (1) expressed an unqualified opinion on the consolidated financial statements and included an explanatory paragraph regarding the changes in accounting methods in 2007 relating to the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement,” Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,” and in 2006 for share-based payments to conform to Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment”, and included an explanatory paragraph relating to the restatement discussed in Note 20 to the consolidated financial statements) and (2) expressed an unqualified opinion on the effectiveness of internal control over financial reporting). Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

INDEX OF CERTAIN DEFINED TERMS

Business Day	PS-4
Calculation Agent	PS-5
Floating Interest Rate Basis	PS-3
Initial Interest Rate	PS-3
Interest Payment Dates	PS-4
Interest Reset Dates	PS-4
Leverage Factor	PS-4
Notes	PS-1
Pricing Date	PS-3

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

100% Principal Protected Inflation-Linked Notes

Linked to the Change in Value of the

Consumer Price Index due March     , 2013

(the “Notes”)

$1,000 principal amount per unit

PRICING SUPPLEMENT

Merrill Lynch & Co.

March     , 2008